EXTRACTION OIL & GAS, INC.
370 17th Street, Suite 5300
Denver, CO 80202
April 5, 2019
VIA EDGAR
Mr. Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Extraction Oil & Gas, Inc.
Request to Withdraw Registration Statement on Form S-3 (File No. 333-224915)
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Extraction Oil & Gas, Inc. (the “Company”), hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-224915), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed as a registration statement on Form S-1 (File No. 333-215282) on December 22, 2016, and was subsequently amended by Amendment No. 1 filed on January 9, 2017 and Amendment No. 2 filed on January 10, 2017, and became effective on January 10, 2017, The Registration Statement was further amended by Post-Effective Amendment No. 1 filed on September 19, 2017, which became effective on October 5, 2017, and Post-Effective Amendment No. 2 on Form S-3 (File No. 333-224915) filed on May 14, 2018, which became effective automatically. The securities are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement. No securities were sold under the Registration Statement.

The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement, less the portion of such fees used to pay the filing fee for the Company’s Registration Statement on Form S-3 (File No. 333-229767) pursuant to Rule 457(p) under the Securities Act, which was filed on February 21, 2019, be credited to the Company for future use.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or julian.seiguer@kirkland.com or the undersigned at (720) 557-8300 or echrist@extractionog.com.

Sincerely,

EXTRACTION OIL & GAS, INC.

By:	/s/ Eric J. Christ
Name:	Eric J. Christ
Title:	Vice President, General Counsel and Secretary

cc: Julian J. Seiguer